EXHIBIT 3.9
AMENDMENT NO. 4 TO
SECOND AMENDED AND RESTATED BY-LAWS
OF
ANSYS, INC.

The Second Amended and Restated By-laws of ANSYS, INC. is hereby amended to delete Article I, Section 10 and Article III, Section 10 thereof and replace them in their entirety as follows:
Article I, Section 10:
“SECTION 10. Presiding Officer. The Board shall appoint an individual, who may be a Director or an officer of the Corporation, to preside at each Annual Meeting or special meetings of stockholders and such person shall have the power, among other things, to adjourn such meeting at any time and from time to time, subject to Sections 5 and 6 of this Article I. The order of business and all other matters of procedure at any meeting of the stockholders shall be determined by the presiding officer.”
Article III, Section 10:
“SECTION 10. Chairman of the Board. The Chairman of the Board, if one is elected, shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.”

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